Exhibit (a)(4)

1001 Brickell Bay Drive

Suite 3000

Miami, Florida 33131

June 11, 2003

Dear option holder:

I am happy to announce that we are offering to all eligible associates the opportunity to exchange (i) all outstanding nonqualified stock options that have an exercise price of $4.50 per share or more that were granted under the Answerthink, Inc. 1998 Stock Option Plan and (ii) all outstanding incentive stock options that have an exercise price of $4.50 per share or more that were granted under the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan for new options that we will grant under the Answerthink Option Plan.

You are eligible to participate in the offer if you (i) hold outstanding nonqualified options under the Answerthink Stock Option Plan that have an exercise price of $4.50 or more and/or hold outstanding incentive stock options granted under the Think New Ideas, Inc. Stock Option Plan that have an exercise price of $4.50 or more (ii) are an active employee of, or on an approved leave of absence from, Answerthink or one of its subsidiaries on both the date hereof and the Expiration Date, and (iii) are not a senior director, a managing director or an executive officer of Answerthink.

You may tender (surrender) any or all of your eligible incentive stock option grants and any or all of your eligible nonqualified option grants. However, you must tender all or none of the unexercised options subject to an individual option grant. If you choose to participate in the offer, you must also tender all options that you received during the six months immediately prior to the expiration date of the offer, currently expected to be July 14, 2003, if those grants were made subsequent to and have an exercise price lower than the exercise price of the options that you wish to replace. Please note, if you received an end of year 2002 performance grant, you do not have to tender these options as they fall outside the six-month period.

We will grant you new options to purchase the number of shares of our common stock as follows: (a) for those options having an exercise price of $4.50 or more but less than $6.51, the number of new options granted will be 50% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, (b) for those options having an exercise price of $6.51 or more but less than $8.01, the number of new options granted will be 33% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, (c) for those options having an exercise price of $8.01 or more but less than $10.01, the number of new options granted will be 25% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, and (d) for those options having an exercise price of $10.01 or more, the number of new options granted will be 20% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change. We will not, however, issue any new options exercisable for fractional shares. Instead, we will round up to the nearest whole number. The new options will be granted under our Answerthink Option Plan and will be subject to the terms and conditions of the Answerthink Option Plan and a new option agreement between you and us. We will grant the new options on or about the day which is at least six months and one day following the date we cancel the options accepted for exchange.

You must be an employee of Answerthink from the date you tender options through the date we grant the new options in order to receive the new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by Answerthink.

The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market’s National Market on the date we grant the new options, or if the grant date is not a business day, as of the last business day preceding the grant date.

The new options granted to you will vest in two installments over a two-year period with 50% vesting on the first anniversary of the date the new options are granted and 50% vesting on the second anniversary of the date the new options are granted.

The new options will be subject to the terms of the Answerthink Option Plan and a new option agreement between you and us. We will forward the new option agreement to you promptly following the issuance of the new options.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision on whether to tender your options.

This offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks that are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the Letter of Transmittal by the expiration date of the offer. Also enclosed with this letter is a Schedule B, which is a detailed report of all of your current option grants. Please review this carefully when deciding which grants to tender and which to retain. The column from which you should obtain your information regarding the number of unexercised options, vested and unvested, is the column entitled “Outstanding Options.”

If you have any questions about the offer, please contact Diane Tuccito at (404) 682-2444.

We thank you for your continued efforts on behalf of Answerthink, Inc.

Sincerely,

Ted A. Fernandez

Chairman and Chief Executive Officer

Enclosures